June 13, 2018

Mark Brunhofer and Sharon Blume
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    The Allstate Corporation
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 26, 2018
File Number: 001-11840

Dear Mr. Brunhofer and Ms. Blume:

This letter is being submitted in response to the comment set forth in your letter dated May 31, 2018 to Mario Rizzo, Executive Vice President and Chief Financial Officer of The Allstate Corporation, with respect to the above-referenced filing.

For your convenience, we have set forth the comment in bold typeface, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note 8. Reserve for Property and Casualty Insurance Claims and Claims Expense, page 169

1.
We acknowledge your response to our previous comment. Please tell us how your net liability for unallocated loss adjustment expenses (ULAE) on unpaid claims of $978 million at December 31, 2017, as depicted in the reconciliation on page 174, is adequate. In this regard, we note that this liability represents 5.2% of the total net liabilities for all lines of business depicted in that table while the ULAE incurred and paid in 2017 represent 13.9% and 14.4% of the total net amounts incurred and paid, respectively, as depicted in the reconciliation you provide at the bottom of page 4 of your response. Tell us why ULAE represents only 5.2% of your total net liabilities at December 31, 2017 while you appear to have incurred ULAE at a rate of 13.9% during 2017.

The Company’s ULAE reserve is established based on claims handling unit costs that vary by line and coverage and are developed based on historical experience and incorporating anticipated impacts from changes in claims handling practices (i.e., technology and process improvements).  The method we utilize is a generally accepted actuarial method that has been part of the Casualty Actuarial Society literature for many years.  The method involves estimating the future pattern of reported claims as well as the number of pending claims in each future year.  The method allows us to explicitly measure ULAE reserves for pending claims based on their stage in the claims process at each balance sheet reporting date. We believe utilizing this generally accepted actuarial method provides a reasonable and appropriate estimate of ULAE reserves at each balance sheet reporting date.
The ULAE reserve has consistently been a smaller percentage of total net reserve liabilities as compared to the percentage of ULAE incurred or paid to the total net incurred or paid loss amounts over the past several years due to three inter-related factors as described below:

1)
Claims Closed Without Payment - In each reporting period, a number of claims are initially opened and must be investigated, but do not ultimately result in a loss payment, for example because the loss amount is less than the policy’s deductible. These claims produce significant ULAE expenses (generally incurred in the first few weeks after the claim is reported), but are closed without a loss payment. These costs are a component of the ratio of ULAE paid to total net paid losses and increase the ratio.

2)
Claims Payment Timing - The ULAE payout pattern is more accelerated than the payout pattern for direct loss and allocated loss adjustment expense payments. For auto liability coverage claims, which represent approximately 65% of the total net reserve liability as of December 31, 2017, approximately 40% of claim costs are paid within the same report year whereas the remaining 60% of payments are made in a subsequent report year. A significant portion of the ULAE is paid during the opening and investigation of the claim. Thus, the amount of ULAE paid in subsequent years for maintaining pending claims and resolving and closing claims is a smaller portion of the initial ULAE reserve. This results in a lower ULAE remaining reserve to total net reserve liability ratio at each balance sheet reporting date.

3)
Claims Mix - Pending claims primarily relate to liability coverage claims, since the majority of physical damage claims are closed during the year they are reported. As noted above, auto liability coverage claims have a longer-tail, causing the percentage of ULAE reserves compared to the overall loss costs to become smaller over time as the ULAE costs are paid on an accelerated basis. Approximately 95% of auto insurance physical damage coverage claims are evaluated and closed within the same report year, causing a significant portion of ULAE to be incurred and paid within the same report year. Therefore, the mix of ULAE payments in any report year includes a large portion attributable to auto physical damage claims while approximately 60% of the ULAE reserve liability at any balance sheet reporting date is comprised of longer dated liability coverages. This results in an increase in the ULAE incurred or paid to total net incurred or paid ratio as compared to a ULAE remaining reserve to total net reserve liability ratio at each balance sheet reporting date.

As you can see from the preceding discussion, there are several inter-related factors that result in a lower ratio of ULAE reserves remaining to total net reserve liabilities at any balance sheet reporting date. If you have any questions regarding this response letter, please contact Ken Marcotte, Vice President Financial Reporting, at (847) 402-7165 or myself at (847) 402-9281.

Very truly yours,

/s/ Eric K. Ferren

Eric K. Ferren
Senior Vice President, Controller, and Chief Accounting Officer

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